FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: December, 2003

Commission File Number : 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated December 18, 2003, relating to Lafarge having acquired EBRD's shareholding in Lafarge Polska.

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PRESS RELEASE

December 18, 2003

Lafarge has acquired EBRD’s shareholding in Lafarge Polska

Lafarge has acquired the EBRD's 23% shareholding in Lafarge Polska, which is made up of Lafarge’s cement and aggregates & concrete operations in Poland. The transaction amounts to €84m, bringing the Group's ownership to 100%.

According to Bernard Kasriel, Chief Executive Officer of Lafarge: “This investment confirms our involvement within the Polish market. The four Divisions of the Group are present in Poland, a country with a strong potential for development with its entry into the European Union.”

Alain Pilloux, the EBRD’s Business Group Director for Central Europe and Specialised Industries, said: “We have been very pleased with the cooperation in Poland with Lafarge. It is an excellent example of a successful industrial restructuring that has led to significant improvements in operations. We are particularly impressed with Lafarge’s commitment to the environment.”

Lafarge in Poland: With 1750 employees in Poland, Lafarge is present in all divisions of the group. In a national cement market amounting to 11 million tons annually, Lafarge owns two fully modernized cement plants, in Kujawy and in Malagoszcz, with an annual capacity of 3.3 million tons. Lafarge also has 5 new or modernized roofing plants, 18 concrete plants and 9 aggregate sites as well as one brand new gypsum wallboard factory.

Lafarge is the world leader in building materials, and employs 77,000 people in 75 countries. The Group holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge posted sales of €14.6 billion in 2002. For further information, please visit our web site at: www.lafarge.com

The European Bank for Reconstruction and Development is owned by 60 countries and two intergovernmental institutions. With €20 billion of capital, it employs lending and equity tools to foster the transition from centrally planned to market economies in central and Eastern Europe and the Commonwealth of Independent States.

LAFARGE PRESS CONTACTS :	LAFARGE INVESTOR RELATIONS :
Véronique Doux:(+33) 1 44 34 19 47 veronique.doux@lafarge.com	James Palmer:(+33) 1 44 34 11 26 james.palmer@lafarge.com

Brunswick Stéphanie Tessier (+33) 1 53 96 83 79 stessier@brunswickgroup.com	Danièle Daouphars:(+33) 1 44 34 11 51 daniele.daouphars@lafarge.com

EBRD CONTACT :
Axel Reiserer, +44 20 7338 7753 reiserea@ebrd.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Commission des Opérations de Bourse and the US Securities and Exchange Commission including its Reference Document COB number D03-0375 as updated on June 5, 2003 and November 17, 2003 and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 23, 2003	Lafarge
(Registrant)

By: /s/ Jean-Pierre Cloiseau
Name: Jean-Pierre Cloiseau
Title: Senior Vice President, Finance

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